VERAXA BIOTECH HOLDING AG

Talacker 35

8001 Zurich, Switzerland

February 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Veraxa Biotech Holding AG (the “Registrant”) Registration Statement on Form F-4 (File No. 333-289108) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant, Voyager Acquisition Corp. and Veraxa Biotech AG (each a “Co-Registrant”), respectfully request that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. ET on February 17, 2026, or as soon thereafter as is practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform Andrew M. Tucker of Duane Morris LLP, by telephone at (202) 776-5248 or by email at atucker@duanemorris.com or Michael J. Blankenship of Winston & Strawn LLP, by telephone at (713) 651-2600 or by email at mblankenship@winston.com. The Registrant and the Co-Registrants hereby authorize Mr. Tucker or Mr. Blankenship to orally modify or withdraw this request for acceleration.

Very truly yours,

VERAXA BIOTECH HOLDING AG

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	General Manager

VOYAGER ACQUISITION CORP.

By:	/s/ Adeel Rouf
Name:	Adeel Rouf
Title:	Chief Executive Officer, President and Director

VERAXA BIOTECH AG

By:	/s/ Christoph Antz
Name:	Christoph Antz
Title:	Chief Executive Officer and Co-Founder